Exhibit 99.2

Businesses Are Increasing Investment in Digital Channels and Artificial
Intelligence for Enhanced Customer Experiences

Annual NICE inContact CX Transformation Benchmark finds more businesses offering chat and text, stronger preference for offering self-service channels including chatbots

SALT LAKE CITY, November 4, 2020 – NICE inContact, a NICE business (Nasdaq: NICE), today announced the findings of a global research study detailing the growing role of digital-first omnichannel experiences in fostering customer loyalty and advocacy. The 2020 NICE inContact Customer Experience (CX) Transformation Benchmark, Business Wave surveyed over 1,000 global contact center decision-makers and found a trend among businesses moving towards self-service vs. agent-assisted channels — now 43 percent of businesses prefer to offer self-service channels, a 15 percentage point increase from 2019 with a corresponding decrease in those preferring agent-assisted channels for service.

“We’re seeing tremendous growth in CXone adoption with a record number of interactions in 2020,” said Paul Jarman, NICE inContact CEO. “The trajectory of digital channel support has continued upwards for several years and has become more urgent than ever. As a complete, unified cloud customer experience platform, CXone blends all types of interactions including self-service and agent-assisted channels. This ensures the best combination of automation, efficiency, and service excellence as agents continue to handle more complex interactions.”

According to the 2020 Benchmark survey, 62 percent of contact centers reported an increase in digital interaction volumes during the global pandemic. In addition, 66 percent of survey respondents not using the cloud today indicated that they are planning to accelerate their move as a result of the pandemic.  In the 2020 survey findings, there is significant growth in contact centers offering online chat (73 percent) and mobile apps (56 percent)—up 6 and 8 percentage points, respectively, since 2019. Text was up 11 percentage points to 49 percent, while chatbots remained flat year over year at 46 percent of contact centers using them.

Key findings from the survey include:

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Investment in key areas of CX are up in four key areas: When asked how they plan to improve their CX in the coming year, contact center leaders identified the website (58 percent), access to new channels (43 percent), new contact center technology (42 percent) and improving seamless communication (35 percent) as their primary focus areas.

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Preference for self-service versus agent-assisted channels is shifting among contact centers: While contact centers may prefer the efficiency of self-service, there was no change in the overall percent of interactions that were handled with contact centers, estimating that 39 percent of all interactions are through self-service channels.  In 2020, preference for self-service channels, such as website, IVR, chatbots, increased by 15 percentage points from 28 percent in 2019 to 43 percent in 2020. There was a corresponding decreased preference for agent-assisted channels, such as phone, email, and online chat, down from 72 percent to 57 percent.

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Contact centers see more room for opportunity to improve the seamless omnichannel experience: Compared to 2019, there was a slight increase of 3 percentage points (27 percent vs. 24 percent) in the number of contact centers which gave themselves an excellent rating in providing a seamless omnichannel experience. Furthermore, 35 percent plan to add new services to allow channels to work together seamlessly (up from 25 percent in 2019).

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Continued growth of social media in customer service: In both public channels and private messaging apps, social media usage has increased significantly between 2019 and 2020. Today, 72 percent of businesses report using social media for customer service – up from 59 percent in 2019. When asked which private messaging apps they most closely rely on, the top five were: Facebook Messenger, WhatsApp, Instagram, Twitter Messenger and WeChat.

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AI is up, as is skepticism in the state of chatbots: When asked about the role of AI in their channel mix, 66 percent of contact centers say they use at least one AI channel, up from 50 percent from 2019. More businesses agree that chatbots make it easier for customers to get issues resolved, 71 percent in 2020 vs. 63 percent previously. However, 90 percent believe that chatbots need to get smarter before customers will be willing to use them regularly (compared to 89 percent in 2019). As chatbots get smarter, first contact resolution (currently 23 percent of chatbot interactions) should also improve.  In this year’s study, 40 percent of businesses say they will be investing in customer-facing AI for self-service, such as chatbots, voice bots, etc.

“Digital is a fundamental part of customers’ lives,” said Paul Jarman, NICE inContact CEO. “If you’re not available in those channels and offering effective and efficient service in them, customers will take notice. That said, creating differentiation and value requires more than checking the box, but rather using digital as a launchpad to build exceptionally memorable experiences. This year’s CX Transformation Benchmark shows that contact centers aren’t willing to be left behind, and they see new opportunities in improving acquisition, retention and growth.”

About the 2020 NICE inContact Customer Experience (CX) Transformation Benchmark, Business Wave
NICE inContact surveyed more than 1000 contact center decision-makers across the globe on their priorities and plans for the 2020-2021 contact center. For more information and to download the full research report, please click here.

About NICE inContact
NICE inContact works with organizations of all sizes to create extraordinary and trustworthy customer experiences that create deeper brand loyalty and relationships that last. With NICE inContact CXoneTM, the industry’s most complete cloud customer experience platform, we combine best-in-class Customer Analytics, Omnichannel Routing, Workforce Optimization, Automation and Artificial Intelligence, all on an Open Cloud Foundation to help any company transform every single customer interaction. See how our customer-centric expert services, innovative software, extensive ecosystem of valuable partnerships, and over a decade of global experience can help you transform every experience and customer relationship for lasting results. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.